Exhibit 99.3

KPMG LLP Yonge Corporate Centre 4100 Yonge Street, Suite 200 Toronto ON M2P 2H3 Canada	Telephone Telefax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

The Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Ontario Securities Commission

Dear Sirs:

Re:	Notice of Change of Auditors of Novadaq Technologies Inc.

Pursuant to National Instrument 51-102 (Part 4.11), we have read the Notice of Change of Auditors of Novadaq Technologies Inc. dated March 31, 2014 and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2014

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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